Exhibit 99.1

NovaBridge Biosciences to Hold Annual General Meeting on September 8, 2026

ROCKVILLE, MD, July 24, 2026 (GLOBE NEWSWIRE) – NovaBridge Biosciences (Nasdaq: NBP) (“NovaBridge” or the “Company”), a clinical-stage biopharmaceutical company advancing innovative medicines for areas of significant unmet need, today announced that it will hold its annual general meeting of shareholders (the “AGM”) at NovaBridge Biosciences Shanghai office, 38F, AIA Tower, No. 866 Dongchangzhi Road, Shanghai, China on September 8, 2026 at 10:00 a.m. (Shanghai time).

Holders of record of ordinary shares of a par value of US$0.0001 each of the Company at the close of business on July 27, 2026 (Shanghai time) are entitled to notice of, to attend and to vote at, the AGM or any adjournment(s) or postponement(s) thereof. Holders of the Company’s American depositary shares (“ADSs”) as of the close of business on July 27, 2026 (New York time) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADSs, Citibank, N.A.

The Notice of AGM, which sets forth the resolution to be submitted to shareholder approval at the AGM, and the form of proxy for the AGM are available on the Company’s website at https://www.novabridge.com.

The Company has filed its annual report on Form 20-F (as amended by Amendment No. 1 to the annual report on Form 20-F, the “Annual Report”), including its audited financial statements, for the fiscal year ended December 31, 2025, with the U.S. Securities and Exchange Commission (“SEC”). The Annual Report can be accessed on the Company’s website at https://www.novabridge.com, as well as on the SEC’s website at https://www.sec.gov.

About NovaBridge Biosciences

NovaBridge is a clinical-stage biopharmaceutical company advancing innovative medicines for areas of significant unmet need. The Company combines deep business development expertise with agile translational clinical development to identify, accelerate, and advance breakthrough assets, enabling transformative therapies to progress rapidly from discovery toward patients in need.

The Company’s differentiated pipeline is led by givastomig, a potential first-in-class Claudin 18.2-Targeted Immuno Amplifier (CTIA) — a Claudin 18.2 × 4-1BB bispecific antibody — and VIS-101, a purpose-designed, potential best-in-class dual VEGF-A × ANG-2 inhibitor.

Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed, and is being developed to treat Claudin 18.2-positive gastric cancer and other gastrointestinal malignancies. It is being evaluated in a global, randomized Phase 2 study, following positive topline results from a Phase 1b, multicenter, open-label study in first-line gastric cancer. NovaBridge is also collaborating with its partner, ABL Bio, on ragistomig, a bispecific antibody combining PD-L1 as a tumor engager with 4-1BB as a conditional T-cell activator, in solid tumors. In addition, NovaBridge holds worldwide rights outside of China to uliledlimab, an anti-CD73 antibody targeting adenosine-driven immunosuppression in cancer.

VIS-101 targets VEGF-A and ANG-2 to provide more rapid, robust, and durable treatment responses for patients with retinal vascular diseases, including wet age-related macular degeneration, diabetic macular edema, and retinal vein occlusion. It has completed a randomized, dose-ranging Phase 2a study in wet AMD and expects to initiate a dose-determining Phase 2b study in the second half of 2026. NovaBridge is the majority shareholder of Visara, Inc., which controls global rights to VIS-101 outside of Greater China and certain countries in Asia.

For more information, visit https://www.novabridge.com and follow NovaBridge on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “believes,” “designed to,” “anticipates,” “future,” “intends,” “plans,” “potential,” “estimates,” “confident,” “look forward” and similar terms or the negative thereof. NovaBridge may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the Company’s expectations regarding the AGM; the strategic and clinical development of the Company’s drug candidates, including givastomig, VIS-101, ragistomig, and uliledlimab; the potential for these product candidates to receive regulatory approval from the FDA or equivalent foreign regulatory agencies, and whether, if approved, these product candidates will be successfully distributed and marketed and the potential market opportunity for these product candidates; and anticipated clinical milestones and results, and related timing. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval or eligibility for or achievement of Accelerated Approval Pathway; the content and timing of decisions made by the relevant regulatory authorities, including the FDA, regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; the impact of macroeconomic conditions, including inflation, tariffs, volatile interest rates, regulatory uncertainty, potential government shutdowns, volatility in the capital markets, and regional and other global events, including ongoing armed conflicts in different regions of the world; and those risks more fully discussed in the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the SEC on April 7, 2026 as well as the discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

NovaBridge Investor & Media Contacts

NovaBridge Biosciences
+1-240-745-6330
IR@novabridge.com

Bill Begien, VP, Investor Relations
bill.begien@novabridge.com

Jessica Zhang, Director, Public Relations
jessica.zhang@novabridge.com